UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1.1 is a copy of the Second Amended and Restated At-The-Market Sales Agreement, dated October 9, 2026, by and between Star Bulk Carriers Corp. (the “Company”) and Deutsche Bank Securities Inc. in respect of the related at-the-market (ATM) equity offering (the “Deutsche Bank ATM Offering”).

Attached as Exhibit 1.2 is a copy of the Second Amended and Restated At-The-Market Sales Agreement, dated October 9, 2026, by and between the Company and Jefferies LLC in respect of the related at-the-market (ATM) equity offering (the “Jefferies ATM Offering”).

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP, relating to the common shares, par value $0.01 per share (the “Common Shares”), in respect of the Deutsche Bank ATM Offering.

Attached to this Report as Exhibit 5.2 is the opinion of Seward & Kissel LLP, relating to the Common Shares in respect of the Jefferies ATM Offering.

A copy of the press release of the Company dated October 9, 2026 titled “Star Bulk Carriers Corp. Announces Renewal of Existing ATM Equity Offering Programs” is furnished hereto as Exhibit 99.1 of this Form 6-K.

The information contained in this Current Report on Form 6-K (including the exhibits hereto other than Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-286185) and Registration Statement on Form S-8 (File No. 333-299360), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2026

STAR BULK CARRIERS CORP.
By:		/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description
1.1	Second Amended and Restated At-The-Market Sales Agreement with Deutsche Bank Securities Inc.
1.2	Second Amended and Restated At-The-Market Sales Agreement with Jefferies LLC.
5.1	Opinion of Seward & Kissel LLP relating to the Common Shares in respect of the Deutsche Bank ATM Offering.
5.2	Opinion of Seward & Kissel LLP relating to the Common Shares in respect of the Jefferies ATM Offering.
99.1	Press Release of Star Bulk Carriers Corp. dated October 9, 2026 titled “Star Bulk Carriers Corp. Announces Renewal of Existing ATM Equity Offering Programs”